                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 28, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 28, 2008
                                         By: /s/ Gil Hochboim
                                         --------------------
                                         Gil Hochboim
                                         Vice President
News

                                                           FOR IMMEDIATE RELEASE

             G. WILLI-FOOD REPORTS RECORD QUARTERLY REVENUES, GROSS
               PROFIT AND OPERATING PROFIT FOR FIRST QUARTER 2008

FIRST QUARTER 2008 FINANCIAL HIGHLIGHTS

     o    49% increase in sales over first quarter 2007

     o    47% increase in gross profit over first quarter 2007

     o    46% increase in operating income over first quarter 2007

     o    68% increase in net income related to the Company Shareholders over first quarter 2007

     o    52% increase in net income over first quarter 2007

YAVNE, ISRAEL - MAY 28, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the first quarter ended March 31, 2008.

First quarter 2008 results include, for the first time, consolidated results of
Shamir Salads, an Israeli distributor and manufacturer of Mediterranean style salads, as well as the results of a newly acquired dairy distributor and manufacturer based in Denmark. Willi-Food's operating divisions include
Willi-Food in Israel, majority owned Gold Frost, Laish Israeli, and the
Company's global kosher trade and export joint venture with the Baron family.

Revenues for the first quarter of 2008 increased 49.0% to NIS 106.4 million
(US$30.0 million) compared to revenues of NIS 71.4 million (US$20.1 million) in the first quarter of 2007. This increase was driven by the consolidation of the results of Shamir Salads and the dairy distributor based in Denmark, referred to above, as well as by growth in the Company's business.

Gross profit for the first quarter of 2008 increased by 47.3% to NIS 30.4 million (US$8.5 million) compared to gross profit of NIS 20.6 million (US$5.8 million) in the first quarter of 2007. First quarter gross margins were 28.5%, in line with gross margins of 28.8% for the same period in 2007.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We returned record figures for the first quarter of 2008 and have further expanded our footprint, product lines and distribution capabilities organically and through mergers and acquisitions. 2007 was a very challenging year for Willi-Food, and the measures that we have taken to ensure that we were not overly hedged in any one operating business are beginning to show results. Furthermore first quarter's results demonstrate that we are beginning to regain the momentum that had been building over the past few years as we have been able to successfully pass on some of our costs to our customers. At the same time, we are successfully deploying other strategic operating initiatives, such as increasing our inventories to protect against future price increases."

"We are very pleased with the performance of the new acquisitions which are the obvious drivers of our growth in the quarter" continued Mr. Williger. "The companies fit strategically with our goal to provide our customers a wide assortment of innovative kosher products that tap into popular consumer trends and demand in kosher and healthy eating. Shamir Salads' range of Mediterranean dips and spreads is widely popular in Israel, and our Danish dairy business continues to establish a solid base of customers for its kosher branded products globally. The quarter's consolidated results, however, were not solely driven by our acquisitions in the period. In addition, our numbers reflect blended margins that were only made possible through additional growth along our core organic businesses as well as strong results coming from activities with the Baron family joint venture."

The Company also recently reported that the proposal for delisting Gold Frost's shares from the London AIM exchange was approved by Gold Frost shareholders;
such delisting was effective on May 28, 2008. Gold Frost's financial results will no longer be reported separately and will be consolidated under Willi
Food's financial statements. The Company is contemplating making an offer to purchase the remaining shares that it does not already own.

In addition, the Company announced that Yaron Levy, CFO, will be leaving the
Company on amenable terms, as of May 29 2008. The Company thanks Yaron for all his diligent efforts. He will be replaced by Ety Sabach, age 35. Ms. Sabach has extensive experience in the food retail market. Prior to joining Willi Food she was the CFO of Burger Ranch, one of the largest fast food chains in Israel, where she began working in May 2002. Between January 1998 and April 2002, Ety
served as a Senior Manager at PriceWaterhouseCoopers Israel. Ety is a certified public accountant (Israel), and she received her BA in Accounting and Business
Management and MBA in Business Management from the College of Management,
Tel-Aviv, Israel.

Willi-Food's operating income for the first quarter of 2008 increased by 46.2%
to NIS 14.8 million (US$4.2 million) from NIS 10.1 million (US$2.8 million)
reported in the comparable quarter of last year.

The Company's first quarter 2008 net income was NIS 9.7 million (US$2.7 million), or NIS 0.84 (US$0.24) per share compared to a net income of NIS 6.4 million (US$1.8 million), or NIS 0.50 (US$0.14) per share, recorded in the first quarter of 2007.

Willi-Food ended the quarter with $15.9 million in cash and securities and approximately $4.2 million in short-term debt.

Mr. Williger concluded, "We continue to work to expand the footprint and brand recognition of Willi-Food globally while diversifying our product base in order to hedge against any singular event impacting our results. The cost of commodities and other food materials is still very volatile, and we cannot gauge where prices will be at the end of the year. Therefore, we are foregoing guidance until a later date for when we have a better vision of the outlook ahead. For now, though, we comfortably expect to surpass the $100 million revenue mark in fiscal 2008."

The Company will host a conference call to discuss results on May 29, at 11:00
EDT. Interested parties may participate in the conference call by dialing (877)
407-8035 (US), or (201) 689-8035 (International) 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 5:00 PM EDT on May 29 through 11:59 PM EDT on June 29, by dialing (877) 660-6853 (US), or
(201) 612-7415 (International), and entering passcode #286 and conference ID#
286247 thereafter. A webcast link of the live and archived conference call will be available on the day of the call by following this link:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=31681&c=wilc&mediakey=
f6962455698d70eaa18674f8306b44ed&e=0 (Note, that you have to copy and paste the link in its entirety to a new webpage on your browser for it to work.)

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally; Laish Israeli subsidiary and joint venture with the Baron
Family engage in the global import, export and distribution of kosher products worldwide; Shamir Salads is a leading international manufacture and distributor of pre-packaged Mediterranean foods. For more information, please visit the
Company's website at www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2008: U.S. $1.00 equals NIS
3.553. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results are presented in accordance with
International Financial Reporting Standards ("IFRS"). In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in Israel ("IL GAAP"). The Company recasted the comparative amounts included in this financial results to IFRS.

COMPANY CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, Vice President
(+972) 8-932-1000
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                           MARCH 31,     DECEMBER 31,      MARCH 31,     DECEMBER 31,
                                                           --------        --------        --------        --------
                                                           2 0 0 8          2 0 0 7        2 0 0 8          2 0 0 7
                                                           --------        --------        --------        --------
                                                                      NIS                       US DOLLARS (*)
                                                           ------------------------        ------------------------
                                                                                (IN THOUSANDS)
                                                           --------------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 26,189          61,649           7,371          17,351
   Marketable securities                                     30,385          31,267           8,552           8,800
   Trade receivables                                         99,871          63,728          28,109          17,936
   Other receivables and prepaid expenses                     8,737           4,374           2,459           1,231
   Inventories                                               51,642          29,166          14,534           8,210
                                                           --------        --------        --------        --------
      TOTAL CURRENT ASSETS                                  216,824         190,184          61,025          53,528
                                                           --------        --------        --------        --------

FIXED ASSETS
Cost                                                         53,919          44,569          15,175          12,544
Less: accumulated depreciation and amortization              10,621           8,355           2,989           2,351
                                                           --------        --------        --------        --------

                                                             43,298          36,214          12,186          10,193
                                                           --------        --------        --------        --------

         OTHER ASSETS, NET                                   19,210          13,069           5,407           3,678
                                                           ========        ========        ========        ========
                                                            279,332         239,467          78,618          67,399
                                                           ========        ========        ========        ========

      LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
   Short-term loan                                           14,823           5,978           4,172           1,683
      Trade payables                                         52,277          33,961          14,713           9,558
      Related parties                                         2,490           3,945             701           1,110
      Other payables and accrued expenses                    13,814           3,655           3,888           1,029
                                                           --------        --------        --------        --------
      TOTAL CURRENT LIABILITIES                              83,404          47,539          23,474          13,380
                                                           --------        --------        --------        --------

         LONG TERM LIABILITIES
      Long term loan                                          1,322               -             372               -
      Deffered tax                                              305             118              85              33
      Accrued severance pay                                     532             163             150              46
                                                           --------        --------        --------        --------
      TOTAL LONG TERM LIABILITIES                             2,159             281             607              79
                                                           --------        --------        --------        --------

WARRANTS TO ISSUE SHARES OF SUBSIDIARY                          727           1,040             204             292
                                                           --------        --------        --------        --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         issued and outstanding
         - 10,267,893 shares                                  1,113           1,113             313             313
      Additional paid-in capital                             59,056          59,056          16,622          16,622
      Capital fund relating to Goodwill                         247               -              70               -
      Foreign currency translation reserve                     (669)           (414)           (188)           (116)
      Retained earnings                                     120,828         112,233          34,007          31,589
      Minority Interest                                      12,467          18,619           3,509           5,240
                                                           --------        --------        --------        --------
                                                            193,042         190,607          54,333          53,648
                                                           ========        ========        ========        ========
                                                            279,332         239,467          78,618          67,399
                                                           ========        ========        ========        ========

     (*) Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                       THREE MONTHS ENDED                 THREE MONTHS ENDED
                                             MARCH 31                         MARCH 31
                                    ---------------------------       ---------------------------
                                     2 0 0 8          2 0 0 7          2 0 0 8           2 0 0 7
                                    ----------       ----------       ----------       ----------
                                                NIS                         US DOLLARS (*)
                                    ---------------------------       ---------------------------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                    -------------------------------------------------------------

  Sales                                106,445           71,445           29,959           20,108

  Cost of sales                         76,094           50,838           21,417           14,308
                                    ----------       ----------       ----------       ----------

     GROSS PROFIT                       30,351           20,607            8,542            5,800
                                    ----------       ----------       ----------       ----------

  Selling expenses                       9,396            6,004            2,645            1,690

  General and administrative
     expenses                            6,149            4,478            1,731            1,260
                                    ----------       ----------       ----------       ----------

     Total operating expenses           15,545           10,482            4,376            2,950
                                    ----------       ----------       ----------       ----------

     OPERATING INCOME                   14,806           10,125            4,166            2,850

  Financial income                         819              791              231              222
  Financial expense                      2,529            1,882              711              530
                                    ----------       ----------       ----------       ----------

  Income before taxes
     on income                          13,096            9,034            3,686            2,542

  Taxes on income                        3,438            2,668              968              751
                                    ----------       ----------       ----------       ----------

  INCOME AFTER TAXES
     ON INCOME                           9,658            6,366            2,718            1,791
                                    ==========       ==========       ==========       ==========

RELATED TO:
  Company Shareholders'                  8,595            5,123            2,419            1,441

  Minority interest                      1,063            1,243              299              350
                                    ----------       ----------       ----------       ----------

     NET INCOME                          9,658            6,366            2,718            1,791
                                    ==========       ==========       ==========       ==========

Earnings per share data:

Earnings per share:

   Basic                                  0.84             0.50             0.24             0.14
                                    ==========       ==========       ==========       ==========

   Diluted                                0.84             0.50             0.24             0.14
                                    ==========       ==========       ==========       ==========

Shares used in computing
   basic and diluted earnings
   per ordinary share:              10,267,893       10,267,893       10,267,893       10,267,893
                                    ==========       ==========       ==========       ==========

     (*) Convenience translation into U.S. dollars